Jardines

48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

2nd May 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
2001 Final Dividend

I enclose for your attention a notification dated 2nd May 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 5/29

RNS Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	09:45 2 May 2002
RNS Number	4132V

JARDINE MATHESON HOLDINGS LIMITED

2001 FINAL DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2001 final dividend of the above Company. The dividend will be paid on 16th May 2002, subject to approval at the Annual General Meeting.

2001 final dividend per share:	US cents 18.70
GBP equivalent:	12.7555 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

2nd May 2002

www.jardines.com

END

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